JSI TRANSACTION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	73,505
Accounts receivable		67,452
Prepaid expenses and deposits		9,624
Total assets	$	150,581

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		3,440
Due to parent		26,160
Total liabilities		29,600
Member's equity		120,981
Total liabilities and member's equity	$	150,581

See accompanying notes.